SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Abraxas Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

003830106

(CUSIP Number)

October 5, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003830106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lehman Brothers Holdings Inc. 13-3216325

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 5,451,426 (1) (2)

	6)	Shared Voting Power -0-

	7)	Sole Dispositive Power 5,451,426 (1) (2)

	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,426 (1) (2)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row 9 7.1% (2) (3)

12)	Type of Reporting Person HC/CO

(1)	Consists of 5,190,329 shares of Common Stock and 261,097 shares of Common Stock issuable pursuant to a warrant that is currently exercisable.

(2)

The shares of Common Stock (and the shares of Common Stock issuable pursuant to the warrant) reported herein represent all of the shares of Common Stock that are actually owned by Lehman Brothers MLP Opportunity Fund L.P. (the “Fund”). As described in Item 7 of this Schedule 13G, Lehman Brothers Holdings Inc. (“LBHI”) may be deemed to be the beneficial owner of the Common Stock owned by the Fund.

Other than the shares of Common Stock (and the shares of Common Stock issuable pursuant to the warrant) actually owned by the Fund, LBHI is unable to confirm whether or not it is the beneficial owner of any additional shares of the Issuer’s Common Stock that may or may not be actually owned by any of LBHI’s other affiliates.  On September 15, 2008, LBHI, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United

States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555.  On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

LBHI is unable to provide information on its beneficial ownership, if any, of the Issuer’s Common Stock (other than the shares of Common Stock actually owned by the Fund) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of LBHI’s European and Asian businesses, which have resulted in significant portions of LBHI’s securities trading records and systems being unavailable to, and non-accessible by, LBHI, and (2) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business (the “Sale”).  As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by LBHI, or its affiliates, as collateral to those creditors, LBHI cannot compile an accurate accounting of securities held.  LBHI is currently engaged in an expensive and time consuming process to reconcile discrepancies in information LBHI has with respect to security holdings.  Even with continued significant efforts and expense, LBHI may not be able to provide a record of securities held.

(3)

Based on 76,099,117 shares of Common Stock outstanding as of November 6, 2009, as reported in the Form 10-Q for the quarter ended September 30, 2009, and 261,097 shares of Common Stock issuable upon exercise of warrants.  As of October 5, 2009, beneficial ownership was 7.1% based on 76,083,117 shares of Common Stock outstanding on that date, as disclosed to the Reporting Persons by the Issuer, and 261,097 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 003830106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lehman Brothers MLP Opportunity Associates L.L.C. 20-8727524

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 5,451,426 (1)

	6)	Shared Voting Power -0-

	7)	Sole Dispositive Power 5,451,426 (1)

	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,426 (1)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row 9 7.1% (2)

12)	Type of Reporting Person OO

(1)	Consists of 5,190,329 shares of Common Stock and 261,097 shares of Common Stock issuable pursuant to a warrant that is currently exercisable.

(2)

Based on 76,099,117 shares of Common Stock outstanding as of November 6, 2009, as reported in the Form 10-Q for the quarter ended September 30, 2009, and 261,097 shares of Common Stock issuable upon exercise of warrants. As of October 5, 2009, beneficial ownership was 7.1% based on 76,083,117 shares of Common Stock outstanding on that date, as disclosed to the Reporting Persons by the Issuer, and 261,097 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 003830106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lehman Brothers MLP Opportunity Associates L.P. 20-8727697

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 5,451,426 (1)

	6)	Shared Voting Power -0-

	7)	Sole Dispositive Power 5,451,426 (1)

	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,426 (1)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row 9 7.1% (2)

12)	Type of Reporting Person PN

(1)	Consists of 5,190,329 shares of Common Stock and 261,097 shares of Common Stock issuable pursuant to a warrant that is currently exercisable.

(2)

Based on 76,099,117 shares of Common Stock outstanding as of November 6, 2009, as reported in the Form 10-Q for the quarter ended September 30, 2009, and 261,097 shares of Common Stock issuable upon exercise of warrants. As of October 5, 2009, beneficial ownership was 7.1% based on 76,083,117 shares of Common Stock outstanding on that date, as disclosed to the Reporting Persons by the Issuer, and 261,097 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. 003830106

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lehman Brothers MLP Opportunity Fund L.P. 20-8727922

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power 5,451,426 (1)

	6)	Shared Voting Power -0-

	7)	Sole Dispositive Power 5,451,426 (1)

	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,451,426 (1)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row 9 7.1% (2)

12)	Type of Reporting Person PN

(1)	Consists of 5,190,329 shares of Common Stock and 261,097 shares of Common Stock issuable pursuant to a warrant that is currently exercisable.

(2)

Based on 76,099,117 shares of Common Stock outstanding as of November 6, 2009, as reported in the Form 10-Q for the quarter ended September 30, 2009, and 261,097 shares of Common Stock issuable upon exercise of warrants. As of October 5, 2009, beneficial ownership was 7.1% based on 76,083,117 shares of Common Stock outstanding on that date, as disclosed to the Reporting Persons by the Issuer, and 261,097 shares of Common Stock issuable upon exercise of warrants.

Item 1(a).	Name of Issuer: Abraxas Petroleum Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 18803 Meisner Drive San Antonio, Texas 78258

Item 2(a).	Name of Person(s) Filing: Lehman Brothers Holdings Inc. Lehman Brothers MLP Opportunity Associates L.L.C. Lehman Brothers MLP Opportunity Associates L.P. Lehman Brothers MLP Opportunity Fund L.P.
Item 2(b).

Address of Principal Business Office:

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

New York, New York 10020

Lehman Brothers MLP Opportunity Associates L.L.C.

1271 Avenue of the Americas

New York, New York 10020

Lehman Brothers MLP Opportunity Associates L.P.

1271 Avenue of the Americas

New York, New York 10020

Lehman Brothers MLP Opportunity Fund L.P.

1271 Avenue of the Americas

New York, New York 10020

Item 2(c).

Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“LBHI”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates L.L.C. (“MLP Opp Assoc LLC”) is a limited liability company formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates L.P. (“MLP Opp Assoc LP”) is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Fund L.P.

(“the Fund”) is a limited partnership formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 003830106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	A broker or dealer under Section 15 of the 1934 Act
	(b)	☐	A bank as defined in Section 3(a)(6) of the 1934 Act
	(c)	☐	An insurance company as defined in Section 3(a) (19) of the 1934 Act
	(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
	(j)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership
(a)	Amount beneficially owned: See Item 9 of cover pages.
(b)	Percent of class: See Item 11 of cover pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition
	(iv)	Shared power to dispose or to direct the disposition
See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The Fund is the actual owner of the shares of Common Stock (and warrant) reported herein.  MLP Opp Assoc LP is the general partner of the Fund.  MLP Opp Assoc LLC is the general partner of MLP Opp Assoc LP and is wholly-owned by LBHI.

Under the rules and regulations of the Securities and Exchange Commission, MLP Opp Assoc LP, MLP Opp Assoc LLC and LBHI may be deemed to be the beneficial owners of the Common Stock (and warrant) owned by the Fund.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2009

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Jack McCarthy
	Name:	Jack McCarthy
	Title:	Senior Vice President

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.P., by its general partner:

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President

LEHMAN BROTHERS MLP OPPORTUNITY FUND L.P., by its general partner:

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.P., by its general partner:

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: December 10, 2009

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Jack McCarthy
	Name:	Jack McCarthy
	Title:	Senior Vice President

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.P., by its general partner:

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President

LEHMAN BROTHERS MLP OPPORTUNITY FUND L.P., by its general partner:

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.P., by its general partner:

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Ashvin Rao
	Name:	Ashvin Rao
	Title:	Vice President